EXHIBIT (a)(1)(D)

FORMS OF CONFIRMATION COMMUNICATIONS

We have received your election form by which you elected to have your eligible options amended, subject to the terms and conditions of the Offer to Amend dated May 10, 2007.

If you change your mind, you may withdraw your election to amend your eligible options by completing and signing a withdrawal form and sending it to Equity Comp before 5:00 p.m., Eastern Time, on June 11, 2007. You may obtain a withdrawal form by contacting HR Services at 888-490-4747 (x36499). Only withdrawal forms that are complete, signed and actually received via facsimile or Interoffice Mail by the deadline will be accepted. If you have questions concerning the submission of your form, please direct them to:

HR Services at 888-490-4747 (x36499)

Please note that our receipt of your election form is not by itself an acceptance of the eligible option. For purposes of the offer, we will be deemed to have accepted eligible options as of the date when we give oral or written notice to the option holders generally of our acceptance of such options, which notice may be made by press release, e-mail or other method of communication. Our formal acceptance is expected to take place shortly after the end of the offer period.

Staples, Inc.

ACKNOWLEDGEMENT OF WITHDRAWAL FORM

We have received your withdrawal form dated                                  , 2007, by which you rejected Staples’ offer to amend your eligible option.

If you change your mind, you may once again elect to accept the offer with respect to your eligible options by completing and submitting a new election form to Equity Comp before 5:00 p.m., Eastern Time, on June 11, 2007. If you have questions concerning the submission of your form, please direct them to:

HR Services at 888-490-4747 (x36499)

Staples, Inc.